UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 10, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 10, 2006

Print the name and title of the signing officer under his signature.
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For dissemination in the US only

Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO MINES LIMITED TO PRIVATELY PLACE APPROXIMATELY
US$30 MILLION IN CONVERTIBLE BONDS

August 10, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) today announced that it has agreed to offer approximately US$30 million in principal amount of five year convertible bonds ("Bonds") to qualified institutional buyers outside of North America. The Bonds will be convertible into Taseko's common (ordinary) shares. The conversion price is to be set at a premium to the prevailing market price of the shares at the time of completion of the offering, scheduled for later this month. The Bonds will constitute direct, unsubordinated, unsecured, interest bearing obligations of Taseko.

Taseko has seen considerable growth in the last year, highlighted by the Company's third quarter results. In order to promote this growth, the Company intends to enhance existing infrastructure, reduce costs and increase efficiency. The net proceeds from the issue will thus be used for further investments into the Company's producing assets. The Bonds will provide flexibility and diversity to Taseko's funding mix on preferential terms. Upon conversion, the Bonds will reduce debt levels and fortify the equity base while minimising existing shareholders' dilution.

The Bonds will not be registered under U.S. Securities Act of 1933 and are being offered to investors outside the United States only in reliance on Regulations S of that Act, and in compliance with the laws and regulations applicable in each country where the offering takes place. The offering is subject to the required regulatory approvals of the TSX and AMEX stock exchanges.

Russell Hallbauer
President & CEO

Enquiries and requests for additional information, call Investor Services 604-684-6365 or in North America 1-800-667-2114.

About Taseko Mines Limited

Taseko is positioned to provide immediate returns and longer term growth through its large scale, long life Gibraltar copper-molybdenum mine; its advanced stage Prosperity gold-copper project on which feasibility-level studies are underway; and its Harmony property that hosts a large gold deposit with longer term development potential. All are located in British Columbia, Canada.

The distribution of this announcement and the offer and sale of the convertible bonds in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or to whom this announcement may otherwise be directed without contravention of Section 21 of the Financial Services and Markets Act 2000 ("Relevant Persons"). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

                                                                        AMEX has neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding the likelihood of the completion of a financing.

For further information about Taseko and the investment risks inherent in its business, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.